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                                  SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           IONIC FUEL TECHNOLOGY, INC.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                           (Title Class of Securities)


                                   4622-11-103
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                                 (CUSIP Number)

                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                 600 Third Avenue, New York, New York 10016-2097
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 June 8, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.      |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 5 pages.

                                  SCHEDULE 13D


CUSIP No. 4622-11-103                                 Page 2 of 5 Pages
--------------------------------                      --------------------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Donald M. Kleban
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|

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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

                   PF
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                            |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
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                            7        SOLE VOTING POWER

                                              380,100
         NUMBER OF       ------------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY                          -0-
         OWNED BY        ------------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                             380,100
           WITH          ------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER

                                             -0-
                          ------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   380,100            shares (See Item 5(a))
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   5.7 %
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14        TYPE OF REPORTING PERSON*

                   IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

     This statement relates to (i) common stock, $.01 par value ("Common Stock"), (ii) Series A Redeemable Common Stock Purchase Warrants ("A Warrants"),
(iii) Series B Redeemable  Common Stock Purchase  Warrants ("B  Warrants"),  and
(iv) certain other private warrants ("Private Warrants") of Ionic Fuel Technology, Inc. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 300 Delaware Avenue, #1704, Wilmington, Delaware.

     The percentage of beneficial ownership reflected in this Statement is based upon 6,444,955 shares of Common Stock outstanding on June 25, 1998, which number has been provided to the Reporting Person by the Issuer.

Item 2.  Identity and Background.

          (a) Name: This statement is filed on behalf of Donald M. Kleban ("Kleban").

          (b) Home: No change.

          (c) Principal Business: Kleban is an attorney, currently of counsel to the firm of Lev Berlin & Dale, P.C., 420 Lexington Avenue, Suite 300, New York, New York 10170.

          (d) No change.

          (e) No change.

          (f) No change.

Item 3.  Source and Amount of Funds or other Consideration.

     Kleban used personal funds and available cash to purchase the securities described below in Item 5(c).

Item 4.  Purpose of Transactions.  No change.

Item 5.  Interest in Securities of the Issuer.

          (a) Kleban owns 257,100 shares of Common Stock (45,000 of which are subject to a purchase option issued to Kleban exercisable at $8.25 per share until July 28, 1999 ("Option")), 53,000 A Warrants to purchase 26,500 shares of Common Stock, 143,000 B Warrants to purchase 71,500 shares of Common Stock (of which 45,000 A Warrants and 45,000 B warrants to purchase





                                     3 of 5
     in the aggregate 45,000 shares of Common Stock are issuable upon exercise of the Option), and 25,000 Private Warrants to purchase 25,000 shares of Common Stock. Two A Warrants (as amended) entitle the holder to purchase one share of Common Stock for $6.50 until July 28, 1998. Two B Warrants entitle the holder to purchase one share of Common Stock for $7.50 until July 28, 1999. The Private Warrants entitle the holder to purchase 25,000 shares of Common Stock at $3.50 per share, each until March 15, 2001.

     Accordingly, Kleban beneficially owns 380,100 shares of the Common Stock of the Issuer or approximately 5.7% of the outstanding shares (based on 6,612,955 shares of Common Stock which would be outstanding upon exercise of the currently exercisable Option, A Warrants, B Warrants and Private Warrants and the A Warrants and B Warrants underlying the Option held by Kleban, collectively to purchase an aggregate of 168,000 shares of Common Stock.)

          (b) Kleban has sole voting and dispositive powers over the 380,100 shares of Common Stock which he is deemed to beneficially own.

          (c) In March 1997, the Issuer issued to Kleban an aggregate of 50,000 immediately exercisable Private Warrants, 25,000 of which were exercisable at $2.25 per share and the remaining 25,000 of which are exercisable at $3.50 per share. In March 1998, Kleban exercised 25,000 of the Private Warrants at $2.25 per share to purchase 25,000 shares of Common Stock. In June 1998, Kleban purchased 30,000 B Warrants in the open market for $.12 per B Warrant. Two B Warrants entitle the holder to purchase one share of Common Stock for $7.50 until July 28, 1999. Since the reporting person's prior Schedule 13D filing in May 1997, he purchased 52,200 additional shares of the Company's Common Stock at prices ranging from $3.93 to $1.06, including 13,200 shares of Common Stock acquired in June 1998 for $1.11 per share of Common Stock. Accordingly, Kleban's recent purchases amounted to acquisitions of slightly more than 1% of the Issuer's outstanding class of Common Stock. Kleban filed this Amendment to report the increase in his beneficial ownership. As of the date of this report, Kleban beneficially owns 380,100 shares of Common Stock (or 5.7%) of the Issuer.

Item 6.  Contracts, Agreements, Understandings or
         Relationships with Respect to Securities of Issuer.

          Not applicable.

Item 7.  Materials to be Filed as Exhibits.

          Not applicable.





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



                                    SIGNATURE


     After reasonable inquiry and to the best of his knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.


Dated:  June 30, 1998
                                /s/ Donald M. Kleban
                                -------------------------------------
                                Donald M. Kleban





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